FORM 6-K



                       SECURITIES AND EXCHANGE COMMISSION
                             Washington D.C. 20549



                            Report of Foreign Issuer



                      Pursuant to Rule 13a-16 or 15d-16 of
                      the Securities Exchange Act of 1934


                       For period ending March 1, 2004

                              GlaxoSmithKline plc
                              (Name of registrant)



               980 Great West Road, Brentford, Middlesex, TW8 9GS
                    (Address of principal executive offices)


             Indicate by check mark whether the registrant files or
                 will file annual reports under cover Form 20-F
                                  or Form 40-F


                             Form 20-F x Form 40-F
                                       --


        Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
                        Securities Exchange Act of 1934.

                                    Yes No x
                                       --

SIGNATURES





Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.



                                                             GlaxoSmithKline plc
                                                                    (Registrant)

Date: March 1, 2004                                             By: LORRAINE DAY
                                                             ------------------
                                                                    Lorraine Day
                                                 Authorised Signatory for and on
                                                   behalf of GlaxoSmithKline plc

27 February 2004

                               GlaxoSmithKline plc


GlaxoSmithKline plc announces that today, in accordance with the authority granted by shareholders at the Annual General Meeting on 23 May 2003 , it purchased for cancellation 875,000 of its ordinary shares at a price of 1128.5487p per share.

                              Directors' Interests

I give below details of changes in directors' interests in the Ordinary Shares of GlaxoSmithKline plc.

                      The Administrators of the GlaxoSmithKline US Retirement Savings Plan ("the Plan") notified GlaxoSmithKline plc on 1 March 2004, that as a result of movement in the fund on 27 February 2004, the number of Ordinary Share ADRs held by the fund had increased from 18,625,106 to 18,706,770 at an average price of $42.62.


The Plan is a discretionary fund of which all employees or former employees of GlaxoSmithKline plc and its subsidiaries are potential beneficiaries. Two of the Company's directors, Dr J P Garnier and Dr T Yamada are therefore potentially interested in the shares held in the fund from time to time in the same way as other employees or former employees of GlaxoSmithKline plc and its subsidiaries.


S M Bicknell
Company Secretary

1 March 2004

                              Directors' Interests


I give below details of changes in directors' interests in the Ordinary Shares of GlaxoSmithKline plc.


1 March 2004                  The Administrators of the SmithKline Beecham
                              Employee Benefit Trust ("the Trust") notified the
                              Company on 1 March 2004 that 17,520 Ordinary shares had been transferred from the Trust to a participant in the SmithKline Beecham Bonus
                              Investment Plan.




The Trust is a discretionary fund of which all non US employees or former employees of GlaxoSmithKline plc and its subsidiaries are potential beneficiaries. One of the Company's directors, John Coombe is therefore interested in the shares held in the fund from time to time in the same way as other non US employees or former employees of GlaxoSmithKline plc and its subsidiaries.



S M Bicknell
Company Secretary

1 March 2004

                              Directors' Interests

The Administrators of the GlaxoSmithKline US Retirement Savings Plan notified GlaxoSmithKline plc and the under-mentioned Directors on 1 March 2004 of an increase in their interests in Ordinary Share ADRs on 27 February 2004 at a price of $42.62 per share:-


Dr J P Garnier          63
Dr T Yamada             55

S M Bicknell
Company Secretary
1 March 2004